Exhibit 8.1

Subsidiaries

Name	Jurisdiction of Formation
New Century Logistics Company Limited	Hong Kong
NCEW Investment Consultancy Limited (formerly known as GLF Cargo Services Limited)	Hong Kong
Win-Tec Transportation Company Limited	Hong Kong
NCL USA Development Company Limited	Nevada, USA
Top Wise International Limited	Hong Kong
Sky Prime Films Production Limited	Hong Kong
Easy Affinity Credit Limited	Hong Kong